SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
Intrepid Capital Management Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):
3652 South Third Street, Suite 200 Jacksonville Beach, Florida 32250

Telephone Number (including area code):
(904) 246-3433

Name and Address of Agent for Service of Process:
Mark Travis 3652 South Third Street, Suite 200 Jacksonville Beach, Florida 32250

Check Appropriate Box:
The Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

Yes   [X]                         No   [   ]

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Jacksonville Beach and State of Florida on the 9th day of August, 2004.

INTREPID CAPITAL MANAGEMENT FUNDS TRUST
(Name of Registrant)
Attest:	/s/ Donald White	By:	/s/ Mark F. Travis
	Donald White Secretary		Mark F. Travis President